UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Regis Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title and Class of Securities)

758932107

(CUSIP Number)

Caren Abramovich

Birch Run Capital, LLC

1350 Broadway

Suite 2412

New York, NY 10018

(212) 433-1980

with a copy to:

Douglas Rappaport

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036-6745

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 7589323107	Page 2 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital, LLC *
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,494,082
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,494,082
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,494,082
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%**
(14)	Type of Reporting Person (See Instructions): IA

*	Birch Run Capital, LLC is a registered investment adviser.
**	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 3 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Daniel Gordon Beltzman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,494,082
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,494,082
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,494,082
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%*
(14)	Type of Reporting Person (See Instructions): IN

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 4 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Gregory Howard Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,494,082
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 8,494,082
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,494,082
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.8%*
(14)	Type of Reporting Person (See Instructions): IN

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 5 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 937,580
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 937,580
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,580
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.6%*
(14)	Type of Reporting Person (See Instructions): OO

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 6 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital Partners, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 937,580
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 937,580
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 937,580
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.6%*
(14)	Type of Reporting Person (See Instructions): PN

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 7 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Walnut BRC GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,260,983
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,260,983
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,260,983
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.4%*
(14)	Type of Reporting Person (See Instructions): OO

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012 as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 8 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Torch BRC, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,295,519
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,295,519
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,295,519
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.7%*
(14)	Type of Reporting Person (See Instructions): PN

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 9 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Torch BRC GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,295,519
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,295,519
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,295,519
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 5.7%*
(14)	Type of Reporting Person (See Instructions): OO

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 10 of 18 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Walnut BRC, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 4,260,983
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 4,260,983
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,260,983
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.4%*
(14)	Type of Reporting Person (See Instructions): PN

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

Schedule 13D

CUSIP No. 758932107	Page 11 of 18 Pages

This Amendment No. 2 amends the Schedule 13D filed on May 17, 2012 by the undersigned, relating to the common stock of Regis Corporation (the “Company” or the “Issuer”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Birch Run Capital, LLC advises the accounts of Birch Run Capital Partners, LP, Walnut BRC, LP and Torch BRC, LP, which has purchased an aggregate of 8,494,082 common shares for a total consideration (including brokerage commissions) of $141,666,199.36 derived from the capital of each of the aforementioned accounts.

Schedule 13D

CUSIP No. 758932107	Page 12 of 18 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-5(c) are hereby amended as follows:

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Birch Run Capital LLC	0	8,494,082	8,494,082	14.8%
Daniel Beltzman	0	8,494,082	8,494,082	14.8%
Gregory Smith	0	8,494,082	8,494,082	14.8%
Birch Run Capital GP, LLC	0	937,580	937,580	1.6%
Birch Run Capital Partners, LP	0	937,580	937,580	1.6%
Torch BRC GP, LLC	0	3,295,519	3,295,519	5.7%
Torch BRC, LP	0	3,295,519	3,295,519	5.7%
Walnut BRC GP, LLC	0	4,260,983	4,260,983	7.4%
Walnut BRC, LP	0	4,260,983	4,260,983	7.4%

*	This calculation is based on a total of 57,527,496 shares of the issuer’s common stock outstanding as of September 30, 2012, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on October 25, 2012.

(c)	All transactions in the shares effected during the 60 days prior to and including November 6, 2012 by the Reporting Persons are set forth below.

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[1]	CURRENCY
Birch Run Capital Partners, LP	10/31/2012	Buy	132,630	16.3682	USD
Walnut BRC, LP	10/31/2012	Buy	510,000	16.3682	USD
Torch BRC, LP	10/31/2012	Buy	698,051	16.3682	USD
Birch Run Capital Partners, LP	11/1/2012	Buy	26,779	16.6534	USD
Walnut BRC, LP	11/1/2012	Buy	15,000	16.6534	USD
Torch BRC, LP	11/1/2012	Buy	140,992	16.6534	USD
Birch Run Capital Partners, LP	11/2/2012	Buy	30,591	16.9721	USD
Torch BRC, LP	11/2/2012	Buy	421,009	16.9721	USD

[1]	Exclusive of brokerage fees and commissions.

Schedule 13D

CUSIP No. 758932107	Page 13 of 18 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits or schedules.

Exhibit A.	Joint Filing Agreement*

Exhibit B.	Power of Attorney*

*	As previously filed.

Schedule 13D

CUSIP No. 758932107	Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of November 6, 2012

Birch Run Capital, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman
Name: Daniel Beltzman
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Gregory Smith

By:	/s/ Gregory Smith
Name: Gregory Smith
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Birch Run Capital GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital Partners, L.P.

By:	Birch Run Capital GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Schedule 13D

CUSIP No. 758932107	Page 15 of 18 Pages

Walnut BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC, L.P.

By:	Torch BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule 13D

CUSIP No. 758932107	Page 16 of 18 Pages

Exhibit A Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: November 6, 2012

Birch Run Capital, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman
Name: Daniel Beltzman
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Gregory Smith

By:	/s/ Gregory Smith
Name: Gregory Smith
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Schedule 13D

CUSIP No. 758932107	Page 17 of 18 Pages

Birch Run Capital GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital Partners, L.P.

By:	Birch Run Capital GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC, L.P.

By:	Torch BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Schedule 13D

CUSIP No. 758932107	Page 18 of 18 Pages

Exhibit B Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Caren Abramovich hereby constitutes and appoints Gregory Smith to act on Caren Abramovich’s behalf in the event that she is not available or able to sign, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: November 6, 2012

/s/ Caren Abramovich
Caren Abramovich